

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 9, 2015

Via E-mail
Anthony G. Morrow, Esq.
Corporate Secretary
Four Corners Property Trust, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

> **Re:** **Four Corners Property Trust, Inc.**
> **Form 10**
> **Filed August 11, 2015**
> **File No. 001-37538**

Dear Mr. Morrow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

2. We note that you expect to elect and qualify to be subject to tax as a real estate investment trust effective January 1, 2016. Consequently, the assets Darden is transferring to you in connection with the Spin-Off will be held through an entity with a different structure, and you will be subject to different regulatory requirements, than was the case when the assets were owned by Darden. Please provide us supplementally with your analysis regarding whether the new regulatory scheme results in a form of "value" for purposes of the first condition of question four of Staff Legal Bulletin No. 4. Please specifically address the effect of the new REIT ownership structure in your analysis.

3.   We note from your disclosure on page 5 that you expect to incur debt pursuant to one or more term loans. We further note that, in connection with the Spin-Off, a portion of the proceeds of your term loan borrowings will be transferred to Darden and such cash will be used to retire certain Darden debt. Please provide us supplementally with your analysis of the impact of these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

4.   We note that your information statement filed in Exhibit 99.1 does not include pro forma information for Darden Restaurants, Inc. Please provide your analysis of the disclosure requirements included in Item 14(b) of Schedule 14A, in particular the pro forma financial information for Darden. Your analysis should address the applicability requirements included in Item 14(a) based upon all quantitative and qualitative aspects of the transaction relative to Darden. Refer to question four of Staff Legal Bulletin 4 and Instruction 4 to Item 14 of Schedule 14A.

5.   We note that you have incorporated by reference Darden's annual report on Form 10-K for the year ended May 31, 2015. To the extent that you continue to incorporate by reference Darden's annual report on Form 10-K, or any portion thereof, please file the relevant portions as an exhibit. Refer to Rule 12b-23 under the Exchange Act. Additionally, please file all applicable consents. Refer to Exchange Act Rule 12b-36.

6.   We note disclosure throughout your filing regarding agreements with Darden being negotiated on an arm's length basis. Please tell us how you can substantiate this representation or revise to remove reference that these agreements are on an arm's length basis.

Summary

7.   We note your disclosure regarding the plan of reorganization contemplated in the Separation and Distribution Agreement. Please revise your disclosure to describe this plan of reorganization in more detail. Additionally, please tell us what consideration you have given to providing a diagram depicting the organizational structure prior to and/or immediately following the reorganization.

Conditions to the Spin-Off, page 51

8.   We note that one of the conditions to the spin-off is that Darden shall have received solvency and surplus opinions. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Dividend Policy, page 53

9.   Please clarify what you mean by your disclosure that your projected annual dividend
        "would be equivalent to a $ per share Darden dividend per annum based on the relative
        initial capitalization of Four Corners and Darden."

10.   We note from the table on page 54 that you are presenting a reconciliation of historical
        pro forma net income to pro forma AFFO for the purpose of demonstrating the cash you
        expect to be available for distribution for the 12-month period following the Spin-Off.
        Please expand upon your disclosure in this section to present pro forma net income for
        the trailing 12-month period and, if applicable, to further adjust such trailing 12-month
        pro forma net income for changes in cash flows you expect over the following 12 months
        in order to demonstrate a reasonable basis for your projected dividend, or advise us why
        you do not think this disclosure is material to investors. We may have further comment.

Description of Financing and Material Indebtedness, page 55

11.   It appears that you will disclose the amount to be available under your revolving credit
        facility and the amount of principal to be borrowed on your term facilities. To the extent
        that any additional terms of the new debt are known although not finalized, please
        provide such material terms including interest rates, maturity dates, collateral
        requirements (if any), and any other material terms.

12.   We note your disclosure on page 64 related to a debt discount associated with the new
        debt. Please revise to disclose the terms of the debt that will result in a debt discount.

13.   Please tell us whether or not you will be drawing on the revolving credit facility in
        connection with this Spin-Off.

Four Corners' Unaudited Pro Forma Consolidated Financial Data, page 57

14.   We note your disclosure that the Purging Distribution is not reflected as a pro forma
        adjustment. To the extent that you are able to estimate the Purging Distribution, please
        revise your filing to disclose this estimate and the basis for your estimate. To the extent
        you are not able to estimate the Purging Distribution, revise to disclose that fact and tell
        us why you are not able to provide an estimate at this time.

15.   We note your disclosure on page 52 indicating that upon completion of the Spin-Off your
        assets and liabilities will be recorded at their respective historical carrying values in
        accordance with ASC 505-60. Please revise your pro forma disclosure to describe this
        accounting treatment or include a cross reference to the disclosure on page 52.

Unaudited Pro Forma Consolidated Balance Sheet, page 59

16.   Please revise the caption for common stock to include the number of shares authorized
        and outstanding on a pro forma basis.

Note 2 – Adjustments to Unaudited Pro Forma Consolidated Statements of Income (Loss), page
63

17.   We note your adjustment (A). Please disclose the difference between the pro forma
        rental revenue recorded for the year ended December 31, 2014 and the amount of lease
        payments due in the first lease year.

18.   We note your adjustment (G). Please expand to address diluted earnings per share.

Note 3 – Adjustments to Unaudited Pro Forma Consolidated Balance Sheet, page 63

19.   We note your adjustment (B). Please tell us how your presentation of a debt discount as
        an asset is consistent with ASC 835-30-45-1A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
67

20.   We note your disclosure on page 14 that conversion of existing Darden equity awards
        will be determined prior to the Spin-Off and that such conversion will be described in
        subsequent amendments. We will continue to monitor your filing for disclosure of the
        conversion. Once known, please tell us how you will account for the conversion of
        existing Darden equity awards. Within your response, please reference the accounting
        literature relied upon.

Income Taxes, page 70

21.   We note your disclosure that "[t]he effective income tax rate was 11.5 percent and a
        beneficial rate of 14.3 percent for the three months ended March 31, 2015 and 2014,
        respectively." Please revise your disclosure to clarify what you mean by "beneficial
        rate."

Pro Forma Non-GAAP Measurements, page 73

22.   Please revise to present Pro Forma FFO and Pro Forma FFO after income tax expense for
        the interim period included elsewhere in the filing.

Our Relationship with Darden Following the Spin-Off

Expenses, page 101

23.   We note your disclosure that "all costs and expenses incurred and directly related to the Spin-Off will be paid by Darden to the extent incurred and payable on or prior to the distribution date, and will be paid by the party incurring the cost or expense to the extent arising and payable following the distribution date." We further note your disclosure on page 58 that "[t]he non-recurring costs to effectuate the separation and our public company registration will be entirely borne by Darden." Finally, we note your disclosure on page 20 that "[t]he costs of the Spin-Off could also adversely affect our financial condition and our ability to make distributions." Please revise your disclosure to reconcile these statements, or tell us why the statements do not need to be reconciled. Additionally, please describe the fees and expenses associated with the Spin-Off.

Our Relationship with Darden Following the Spin-Off

Franchise Agreements, page 106

24.   We note your disclosure regarding the Franchise Agreements into which you and Darden expect to enter. It appears that the Franchise Agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include these agreements or a form thereof in your exhibits to the Form 10.

Audited Combined Financial Statements of Longhorn San Antonio Business

Note 1 – Summary of Significant Accounting Policies

Leases, page F-12

25.   We note your lease terms include cancelable option periods where failure to exercise the options would result in an economic penalty to you. Please clarify for us the nature of the economic penalty and how you determined that renewal is reasonably assured. Refer to ASC 840-20.

Note 7 – Stock-Based Compensation, page F-17

26.   We note you do not include information related to the stock-based compensation activity for corporate employees who support your restaurant. Please tell us the amount, if any, of stock based compensation related to corporate employees that has been allocated to your Longhorn San Antonio Business for all periods presented. To the extent that these amounts are material, tell us how you determined it was appropriate to exclude certain disclosure information regarding the related stock-based compensation. To the extent you concluded that these amounts are not material, tell us how you made that determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Laura A. Kaufmann Belkhayat
         Joseph Coco
         Skadden, Arps, Slate, Meagher & Flom LLP